SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches UATP Corporate Card
Card will provide customers with a globally accepted payment option for corporate travel

São Paulo, October 21, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announced today that the Company has become the first airline in Latin America to issue UATP accounts with the launch of its new GOL Corporate Card to business customers..

Accepted by more than 250 associated airlines, representing over 95% of all passenger air travel capacity worldwide, UATP is designed to lower the cost of sale by reducing or eliminating credit card transaction fees to airlines. Travel agencies also benefit through UATP due to lower credit card merchant service fees and the ability to automatically reconcile ticket numbers to service fees via UATP's travel agency merchant program. For corporations, the network provides a simple and direct payment method which unlike other forms of payment, allows them to avoid foreign currency conversion fees, annual fees and per card fees. All UATP subscribers enjoy robust transactional data on all air travel purchases.

"UATP is a valuable tool to strengthen GOL's position among corporations and travel agencies, while reducing our distribution costs." says Tarcísio Gargioni, GOL's vice-president - Marketing and Services. "This is a new way of payment in Latin America and GOL is the first airline in the region to become a UATP Issuer."

GOL UATP subscribers will benefit from simple enrollment, payment and reconciliation processes combined with state-of-the-art air travel activity reports. The GOL UATP program enhances travel expense management through detailed information including passenger name, carrier, destination, and other components of the travel itinerary. GOL will use UATP's new hosted billing system and corporate portal, UATP Processing Solutions, which allows for corporations to assign individual UATP account numbers to specific cost centers.

According to Ralph Kaiser, president and CEO, UATP: "Adding one of the leading low-cost, low-fare carriers like GOL to UATP's list of Issuing airlines demonstrates how popular this payment model is, not only in the Brazilian market, but worldwide. Corporate travelers in South America who use the GOL Corporate Card will experience a new level convenience and service wherever they travel which will enhance GOL's already stellar reputation."

"By becoming an Issuer in the UATP network, GOL adds a new option for corporate travel payment capable of servicing the needs of corporations to include those who prefer to book through direct channels. With the Company's largest route network in South America, our new UATP Corporate Card program will enable us to strengthen our relationship with our corporate customers," added Mr. Gargioni.

About GOL Linhas Aéreas Inteligentes S.A.
CONTACT:

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting- edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
Emails: meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.